CERTIFICATE OF AMENDMENT OF
BYLAWS
OF
UNITED AUTO GROUP, INC.
*****

United Auto Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of United Auto Group, Inc., resolutions were duly adopted setting forth an amendment to the Bylaws of said corporation, declaring said amendment to be advisable:

1.	Article V. Section 1 of the Bylaws of United Auto Group, Inc. is hereby amended and restated in its entirety as follows:

SECTION 1. NUMBER. The officers of the Corporation shall be a Chief Executive Officer, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. The Board of Directors in its discretion may also elect a Chairman of the Board of Directors and/or a Vice Chairman of the Board of Directors. The Board of Directors may designate the Vice Chairman to be an Executive Officer of the Company accountable to the Chief Executive Officer.

2.	Article V. Section 8 of the Bylaws of United Auto Group, Inc. is hereby amended and restated in its entirety as follows:

SECTION 8. CHAIRMAN OF THE BOARD OF DIRECTORS. The Chairman of the Board of Directors shall be a director and shall preside at all meetings of the Board of Directors at which he shall be present, and shall have such power and perform such duties as may from time to time be assigned to him by the Board of Directors.

SECOND: That said amendment was duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said United Auto Group, Inc. has caused this certificate to be signed by Shane M. Spradlin, its Secretary, this 8th day of March, 2006.

/s/ Shane M. Spradlin

By: Its:	Shane M. Spradlin Secretary